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                                   FORM 11-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                 ANNUAL REPORT
                           PURSUANT TO SECTION 15(d)
                      THE SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended December 31, 1999



                            TETRA Technologies, Inc.
                             401(k) Retirement Plan
                            (Full title of the plan)


                              --------------------


                            TETRA Technologies, Inc.
         (Name and issuer of the securities held pursuant to the plan)


                                25025 I-45 North
                           The Woodlands, Texas 77380
                    (Address of principal executive offices)

                              -------------------


          ------------------------------------------------------------


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                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                TETRA TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

                          YEAR ENDED DECEMBER 31, 1999

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                TETRA Technologies, Inc. 401(k) Retirement Plan

                Financial Statements and Supplemental Schedules


                          Year ended December 31, 1999





                                    CONTENTS

Report of Independent Auditors..........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................3
Statement of Changes in Net Assets Available for Benefits...............4
Notes to Financial Statements...........................................5


Supplemental Schedules

Schedule H, Line 4(i) - Schedule of Assets Held for Investment
  Purposes At End of Year..................11
Schedule H, Line 4(j) - Schedule of Reportable Transactions............12

                         Report of Independent Auditors

Participants and Administrator of the
TETRA Technologies, Inc. 401(k)
Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year ended December 31, 1999, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.


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The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


May 24, 2000
Houston, Texas

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                TETRA Technologies, Inc. 401(k) Retirement Plan

                Statements of Net Assets Available for Benefits


                                                  DECEMBER 31
                                             1999             1998
                                      ------------------------------------

ASSETS
Cash                                    $       271,777  $        48,304
Receivables:
   Employer contributions                        79,019           70,022
   Participant contributions                    213,483          186,471
   Accrued income                                 1,910            4,459
   Other receivables                             17,857           17,940
                                      ------------------------------------
Total receivables                               312,269          278,892
Investments (Note 3)                         14,971,671       13,206,696
                                      ------------------------------------
Total assets                                 15,555,717       13,533,892

LIABILITIES
Excess contribution refunds                           -          106,423
                                      ------------------------------------
Net assets available for benefits       $    15,555,717  $    13,427,469
                                      ====================================



See accompanying notes.

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                TETRA Technologies, Inc. 401(k) Retirement Plan

           Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 1999


Additions:
   Employer contributions                           $       782,968
   Participant contributions                              2,255,315
   Rollover contributions                                   114,320
   Interest and dividends                                   453,028
   Net appreciation in fair value of
     investments (Note 3)                                   121,803
                                                   -------------------
Total additions                                           3,727,434

Deductions:
   Benefits paid to participants                          1,586,211
   Administrative expense                                    12,975
                                                   -------------------
Total deductions                                          1,599,186

                                                   -------------------
Net increase                                              2,128,248

Net assets available for benefits:
   Beginning of year                                     13,427,469
                                                   -------------------
   End of year                                      $    15,555,717
                                                   ===================



See accompanying notes.

                TETRA Technologies, Inc. 401(k) Retirement Plan

                         Notes to Financial Statements


                               December 31, 1999


1. DESCRIPTION OF PLAN

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions, a copy of which is available from TETRA Technologies, Inc. (the "Company" or "Plan Administrator").

GENERAL

The Plan, which became effective January 1, 1990, is a profit sharing plan as defined by Section 401 of the Internal Revenue Code ("IRC") and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY

All employees of the Company and its subsidiaries who have reached the age of 18 are eligible to join the Plan on the first January 1 or July 1 following their date of hire.

CONTRIBUTIONS

Participants may elect to contribute from 1% to 15% (1% to 22% effective January 1, 2000) of their gross compensation to the Plan. Contributions for each participant are limited in any calendar year to an amount as determined by IRC regulations. The Company matches monthly, 50% of each participant's contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant's compensation, as defined in the Plan agreement, bears to the total compensation of all participants. All Company contributions are directed to the Company common stock fund.

EXCESS CONTRIBUTION REFUNDS

The IRC provides that the Plan cannot discriminate in favor of highly compensated individuals. To comply with these laws, contributions in excess of the IRC Section 401(k) and 401(m) limits and all earnings attributable to such contributions were required to be refunded to certain highly compensated participants. At December 31, 1998, this amount is designated on the statement of net assets available for benefits as "Excess contribution refunds." Refunds of 1999 excess contributions have not yet been determined.

                TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

BENEFIT PAYMENTS

Upon a participant's death, his/her entire account balance is payable to the named beneficiary. When eligible, benefits are payable in any of several forms. Under the Plan, amounts which are forfeited due to termination of employment reduce the employer's contribution.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

                TETRA Technologies, Inc. 401(k) Retirement Plan

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

ADMINISTRATIVE EXPENSES

Certain administrative expenses are paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

INVESTMENT VALUATION

The fair value of the mutual funds and the common stock is based on quoted market prices on the last business day of the Plan year. The fair value of the Chicago Trust Stated Principal Value Investment Trust for Employee Benefit Plans is valued by the Chicago Trust Company based on the value of the underlying investment contracts. Participant loans are stated at cost, which approximates fair value.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

                TETRA Technologies, Inc. 401(k) Retirement Plan

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                     DECEMBER 31
                                                                                1999             1998
                                                                          ----------------- ----------------
Washington Mutual Investors Fund                                           $           -     $    2,644,827
Wells Fargo Bank Short-Term Income Fund                                                -            905,863
TETRA Technologies, Inc. common stock                                          2,537,805*         2,701,934*
AIM Constellation Fund                                                                 -          2,298,700
Fidelity Advisor Growth Opportunities Fund                                             -          2,602,656
Chicago Trust Stated Principal Value Investment Trust
   for Employee Benefit Plans                                                  1,093,875                  -
Flag Investors Equity Partners Fund                                            2,898,008                  -
Alleghany/Montag & Caldwell Growth Fund                                        3,893,867                  -
MFS Emerging Growth Fund                                                       2,853,635                  -

During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Collective trust funds                                                                       $     (281,839)
Mutual funds                                                                                      1,373,445
Common stock                                                                                       (969,803)
                                                                                            ----------------
                                                                                             $      121,803
                                                                                            ================

* Includes both participant and nonparticipant directed

4. NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                                                     DECEMBER 31
                                                                                1999             1998
                                                                          ----------------- ----------------
TETRA Technologies, Inc. common stock                                      $   2,537,805     $    2,701,934

                TETRA Technologies, Inc. 401(k) Retirement Plan

4. NONPARTICIPANT DIRECTED INVESTMENTS (CONTINUED)

                                               YEAR ENDED DECEMBER
                                                        31
                                                      1999
                                               -------------------

Changes in net assets:
   Employer contributions                       $      782,968
   Participant contributions                           370,405
   Interest and dividends                                  624
   Net depreciation in fair value
     of investments                                   (969,893)
   Benefits paid to participants                      (274,529)
   Interfund transfers                                 254,554
                                               -------------------
                                                $      164,129
                                               ===================

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                     DECEMBER 31
                                               1999              1998
                                         ------------------------------------

Net assets available for benefits
  per financial statements                 $    15,555,717  $    13,427,469
Amounts allocated to withdrawing
  participants                                   1,941,512          (49,007)
                                         ------------------------------------
Net assets available for benefits
  per Form 5500                            $    13,614,205  $    13,378,462
                                         ====================================

                TETRA Technologies, Inc. 401(k) Retirement Plan

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                         YEAR ENDED
                                                      DECEMBER 311999
                                                     -------------------

Benefits paid to participants per
  the financial statements                           $     1,586,211
Add amounts allocated to withdrawing
  participants at end of year                              1,941,512
Less amounts allocated to withdrawing
  participants at end of prior year                          (49,007)
                                                     -------------------
Benefits paid to participants per Form 5500          $     3,478,716
                                                     ===================

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

7. CHANGE IN SERVICE PROVIDERS

Effective October 1, 1999, trustee responsibilities were transferred from Wells Fargo Bank, N.A. to The Chicago Trust Company. The Chicago Trust Company is also the recordkeeper for the Plan.

                            Supplemental Schedules

                TETRA Technologies, Inc. 401(k) Retirement Plan

         Schedule H, Line 4(i) - Schedule of Assets Held for Investment
                            Purposes At End of Year


                            EIN: 74-2148293 PN: 001


                               December 31, 1999

   IDENTITY OF ISSUE, BORROWER,                                                               CURRENT
   LESSOR, OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT            COST            VALUE
-----------------------------------------------------------------------------------------------------------
 * Chicago Trust                     Safety of Principal Value
                                        Investment Fund                   $          **     $   1,093,875

   PIMCO                             Total Return Fund                               **           308,204

 * Alleghany/Montag & Caldwell       Balanced Fund                                   **            58,227

   Flag Investors                    Equity Partners Fund                            **         2,898,008

 * Alleghany/Montag & Caldwell       Growth Fund                                     **         3,893,868

   MFS                               Emerging Growth Fund                            **         2,853,635

   Franklin                          Small Cap Growth Fund                           **            81,311

   American Funds                    Euro-Pacific International Fund                 **           661,794

 * TETRA Technologies, Inc.          TETRA Technologies, Inc.
                                        common stock                          4,363,723         2,537,805

 * Participant loans                 Loans with various maturities
                                        and interest rates ranging
                                        from 9% to 10% per annum                     **           584,944

                                                                                          -----------------
                                                                                            $  14,971,671
                                                                                          =================

*Party-in-interest
** Participant directed amounts are not required to be disclosed.

                TETRA Technologies, Inc. 401(k) Retirement Plan

                            EIN: 74-2148293 PN: 001


                          Year ended December 31, 1999

                                                                                               CURRENT
                                                                                              VALUE OF
                                                                                             TRANSACTION       NET
   IDENTITY OF                                           PURCHASE     SELLING      COST OF     ASSETS        GAIN OR
  PARTY INVOLVED           DESCRIPTION OF ASSET           PRICE        PRICE       ASSETS       DATE          (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III) - SERIES OF NONPARTICIPANT AND PARTICIPANT DIRECTED TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS AT THE BEGINNING
OF THE PLAN YEAR FOR COMMON STOCK.
TETRA Technologies, Inc.   TETRA Technologies Inc. Common Stock
                                        Purchases    $   1,425,631   $      -   $  1,425,631   $       -      $       -

                                        Sales                    -    620,167        914,700     620,167       (294,533)

Note: Includes both participant and nonparticipant directed transactions since trustee does not segregate these transactions.

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 TETRA Technologies, Inc.
                                                 401(k) Retirement Plan


Date:  June 20, 2000                             By: /s/ JAMES R. HALE
                                                     --------------------------
                                                      James R. Hale
                                                      Committee Member

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                                EXHIBIT INDEX

                Exhibit 23.1 - Consent of Independent Auditors